SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE Unveils Quality Central Insight, Using the Power of Speech Analytics and Automation to Create the New Standard in Quality Management, Dated June 5, 2019.
99.2 NICE Announces CX Excellence Award Winners at Interactions EMEA 2019, Celebrating Innovation and Outstanding Service, Dated June 6, 2019.
99.3 NICE Research Study Finds 91% of Contact Center IT Staff Consider Compliance Software Investments a Priority, Dated June 7, 2019.
99.4 NICE Recognized as Market Share Leader in Workforce Management by DMG Consulting for 10th Consecutive Year, Dated June 11, 2019.
99.5 Sophisticated AI Engine and Real-Time Insights Empower New NICE Satmetrix Release to Measurably Improve Customer Experiences, Dated June 12, 2019.
99.6 NICE inContact CXone Takes Gold in Contact Center World Awards for Best Technology Innovation, Dated June 13, 2019.
99.7 NICE Actimize Accelerates Innovation with Industry-First Financial Crime Management Marketplace, Dated June 17, 2019.
99.8 NICE Actimize Positioned As the Overall Technology Leader in 2019 Quadrant Knowledge Enterprise Fraud Management Report, Dated June 19, 2019.
99.9 New Research Reveals Employees Are Ready to be Empowered by Automation Technology, Dated June 27, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: July 5, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE Unveils Quality Central Insight, Using the Power of Speech Analytics and Automation to Create the New Standard in Quality Management, Dated June 5, 2019.
99.2 NICE Announces CX Excellence Award Winners at Interactions EMEA 2019, Celebrating Innovation and Outstanding Service, Dated June 6, 2019.
99.3 NICE Research Study Finds 91% of Contact Center IT Staff Consider Compliance Software Investments a Priority, Dated June 7, 2019.
99.4 NICE Recognized as Market Share Leader in Workforce Management by DMG Consulting for 10th Consecutive Year, Dated June 11, 2019.
99.5 Sophisticated AI Engine and Real-Time Insights Empower New NICE Satmetrix Release to Measurably Improve Customer Experiences, Dated June 12, 2019.
99.6 NICE inContact CXone Takes Gold in Contact Center World Awards for Best Technology Innovation, Dated June 13, 2019.
99.7 NICE Actimize Accelerates Innovation with Industry-First Financial Crime Management Marketplace, Dated June 17, 2019.
99.8 NICE Actimize Positioned As the Overall Technology Leader in 2019 Quadrant Knowledge Enterprise Fraud Management Report, Dated June 19, 2019.
99.9 New Research Reveals Employees Are Ready to be Empowered by Automation Technology, Dated June 27, 2019.